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                                                                    EXHIBIT 99.5

         [FORM OF LETTER TO COMMON STOCKHOLDERS WHO ARE RECORD HOLDERS]

                      [LETTERHEAD OF HANOVER DIRECT, INC.]

                                                                  APRIL   , 1996

To Our Shareholders:

     Hanover Direct, Inc. is distributing to the holders of its outstanding Common Stock, at no cost, Rights to purchase additional shares of Common Stock
in a Rights Offering. Shareholders will receive .            Rights for each
share of Common Stock held by them as of the close of business on
  , 1996. Each whole right will entitle the holder thereof to a Subscription
Privilege to purchase one share of Common Stock at $          per share.

     Enclosed herewith is a Subscription Certificate evidencing .
transferable Rights for each share of Common Stock that you owned at the close
of business on               , 1996. Your Rights may be exercised, transferred
or sold as explained more fully in the accompanying Instructions. If you choose to exercise your Rights, you must submit payment in full of the Subscription Price and appropriate documentation to the Subscription Agent no later than 5:00
p.m., New York City time, on             ,             , 1996.

     The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.

     YOU ARE URGED TO ACT PROMPTLY. THE RIGHTS OFFERING AND THE RIGHTS WILL
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON             ,             , 1996.

                                          Very truly yours,

                                          RAKESH K. KAUL
                                          President and Chief Executive Officer